Exhibit 99.1

Boqii Announces Fiscal 2022 First Quarter Unaudited Financial Results

First Quarter Revenues of RMB321.8 million, up 35.0% year-over-year

First Quarter GMV of RMB792.1 million, up 42.9% year-over-year

SHANGHAI, China, August 20, 2021 (PRNewswire) -- Boqii Holding Limited (“Boqii” or the “Company”) (NYSE: BQ), a leading pet-focused platform in China, today announced its unaudited financial results for the first quarter of fiscal year 2022 (the quarter ended June 30, 2021).

Fiscal Q1 2022 Operational and Financial Highlights

•	Total revenues were RMB321.8 million (US$49.8 million), an increase of 35.0% from RMB238.4 million in the same quarter of fiscal year 2021.

•	Net loss was RMB37.4 million (US$5.8 million), compared to net loss of RMB42.3 million in the same quarter of fiscal year 2021.

•	Adjusted net loss was RMB31.5 million (US$4.9 million), compared to adjusted net loss of RMB44.4 million in the same quarter of fiscal year 2021.

•	EBITDA[1] was a loss of RMB35.6 million (US$5.5 million), compared to a loss of RMB35.4 million in the same quarter of fiscal year 2021.

•	Total GMV[2] was RMB792.1 million (US$122.7 million), an increase of 42.9% from RMB554.5 million in the same quarter of fiscal year 2021.

•	Active buyers were 1.6 million, an increase of 27.9% from 1.3 million in the same quarter of fiscal year 2021.

CEO & CFO Quote

Mr. Hao Liang, Boqii’s Founder, Chairman and Chief Executive Officer commented, “We delivered another strong quarter of solid financial and operational results. Our relentless focus to expand and optimize our portfolio offerings powered solid topline growth and user engagement. GMV continued to see strong growth, with 42.9% year over year increase to RMB792.1 million. Total active buyers increased by 27.9% to 1.6 million, with 11.7% year-over-year growth in average spending per user. We are excited to see this continuous momentum of user development and remain committed to bringing in more buyers and retaining existing ones while growing their average spending over time.”

Ms. Yingzhi (Lisa) Tang, Boqii’s Co-Founder, Co-CEO and CFO commented: “Our strong user growth continued to fuel topline expansion. In this quarter, total revenues grew 35.0% year over year to RMB321.8 million, with an exceptional revenue growth of nearly 20 times year over year from online marketing and information services and other revenue. Meanwhile, in addition to our topline growth, this quarter, our adjusted net loss narrowed down to RMB31.5 million, compared to adjusted net loss of RMB44.4 million in the same period last year, showing improving operational efficiency. Looking ahead, we are committed to execute on our growth strategies with a focus on quality and improved monetization capability, which we believe will bring long-term value to both our users and shareholders.”

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1EBITDA refers to net loss excluding income tax expenses, interest expense, interest income, depreciation and amortization expenses, but including all the professional expenses in relation to initial public offering in the fiscal year of 2021. EBITDA is a Non-GAAP financial measurement. Please refer to “Non-GAAP financial measurement”.

2GMV refers to gross merchandise volume, which is the total value of confirmed orders placed with us and sold through distribution model or drop shipping model where we act as a principal in the transaction regardless of whether the products are delivered or returned, calculated based on the listed prices of the ordered products without taking into consideration any discounts. The total GMV amount (i) includes GMV of products sold by Xingmu, (ii) excludes products sold through consignment model and (iii) excludes the value of services offered by us. GMV is subject to future adjustments (such as refunds) and represents only one measure of the Company’s performance and should not be relied on as an indicator of our financial results, which depend on a variety of factors.

Fiscal Q1 2022 Financial Results

Total revenues were RMB321.8 million (US$49.8 million), representing an increase of 35.0% from RMB238.4 million in the same quarter of fiscal year 2021. The increase was primarily due to the continued organic growth of our business.

Revenues (in million)	Three Months Ended June 30%
	2021	2020	change
	RMB	RMB	YoY
Product sales	311.5	237.9	30.9
• Boqii Mall	108.3	89.8	20.5
• Third party e-commerce platforms	203.2	148.1	37.2
Online marketing and information services and other revenue	10.3	0.5	1,944.2
Total	321.8	238.4	35.0

Gross profit was RMB56.4 million (US$8.7 million), an increase of 30.3% from RMB43.3 million in the same quarter of fiscal year 2021.

Gross margin was 17.5%, compared with 18.1% in the same quarter of fiscal year 2021. The decrease was mainly due to the increased e-commerce promotions during the 618 Shopping Festival resulting in lower price points.

Operating expenses were RMB97.9 million, an increase of 14.6% from RMB85.4 million in the same quarter of fiscal year 2021. Operating expenses as a percentage of total revenues was 30.4%, down from 35.8% in the same quarter of fiscal year 2021.

•	Fulfillment Expenses were RMB32.9 million, a decrease of 2.2% from RMB33.6 million in the same quarter of fiscal year 2021. Fulfillment expenses as a percentage of total revenues were 10.2%, down from 14.1% in the same quarter of fiscal year 2021. The decrease was mainly due to: (i) the improved utilization of warehouses by adjusting inventory mix; (ii) more cost-efficient China warehouse relocations; and (iii) lower delivery service prices through renegotiation with third-party delivery service providers.

•	Sales and marketing expenses were RMB45.5 million, an increase of 30.2% from RMB34.9 million in the same quarter of fiscal year 2021. The increase was primarily due to: (i) the increased personnel expense of RMB3.2 million and increased advertising fee of RMB4.1 million which was in line with our revenue growth, and (ii) the increased share-based compensation expense of RMB1.3 million. Sales and marketing expenses as a percentage of total revenue were 14.1%, down from 14.7% in the same quarter of fiscal year 2021.

•	General and administrative expenses were RMB19.6 million, an increase of 16.0% from RMB16.9 million in the same quarter of fiscal year 2021. The increase was primarily due to the increased share-based compensation expense of RMB4.7 million, partially offset by the reduced professional expense of RMB2.2 million with the Company’s initial public offering in the same quarter of fiscal year 2021. General and administrative expenses as a percentage of total revenue were 6.1%, down from 7.1% in the same quarter of fiscal year 2021.

Operating loss was RMB41.5 million (US$6.4 million), compared to RMB42.1 million in the same quarter of fiscal year 2021.

EBITDA was a loss of RMB35.6 million (US$5.5 million), compared to a loss of RMB35.4 million in the same quarter of fiscal year 2021.

Net loss was RMB37.4 million (US$5.8 million), compared to net loss of RMB42.3 million in the same quarter of fiscal year 2021.

Adjusted net loss was RMB31.5 million (US$4.9 million), compared to adjusted net loss of RMB44.4 million in the same quarter of fiscal year 2021.

Diluted net loss per share was RMB0.52 (US$0.08), compared to diluted net loss per share of RMB4.06 in the same quarter of fiscal year 2021.

Total cash and cash equivalents and short-term investments were RMB415.7 million (US$64.4 million), compared to RMB460.8 million as of March 31, 2021.

Conference Call

Boqii’s management will hold a conference call to discuss the financial results at 8:00 AM on Friday, August 20, 2021, U.S. Eastern Time (8:00 PM on Friday, August 20, 2021, Beijing/Hong Kong Time).

To join the conference, please dial in 15 minutes before the conference is scheduled to begin using below numbers.

Phone Number
International	1-412-317-6061
United States	1-888-317-6003
Hong Kong	852 800 963-976
Mainland China	86 4001-206115
Passcode	7711990

A replay of the conference call may be accessed by phone at the following numbers until August 27, 2021.

Phone Number
International	1-412-317-0088
United States	1-877-344-7529
Replay Access Code	10159611

A live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.boqii.com/.

About Boqii Holding Limited

Boqii Holding Limited (NYSE: BQ) is a leading pet-focused platform in China. We are the leading online destination for pet products and supplies in China with our broad selection of high-quality products including global leading brands, local emerging brands, and our own private label, Yoken and Mocare, offered at competitive prices. Our online sales platforms, including Boqii Mall and our flagship stores on third-party e-commerce platforms, provide customers with convenient access to a wide selection of high-quality pet products and an engaging and personalized shopping experience. Our Boqii Community provides an informative and interactive content platform for users to share their knowledge and love for pets.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding such risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

The Company uses non-GAAP financial measures, namely adjusted net loss, adjusted net loss margin, EBITDA and EBITDA margin, in evaluating its operating results and for financial and operational decision-making purposes. The Company defines (i) adjusted net loss as net loss excluding fair value change of derivative liabilities and share-based compensation expenses, (ii) adjusted net loss margin as adjusted net loss as a percentage of total revenues, (iii) EBITDA as net loss excluding income tax expenses, interest expense, interest income, depreciation and amortization expenses, (iv) EBITDA margin as EBITDA as a percentage of total revenues. The Company believes adjusted net loss, adjusted net loss margin, EBITDA and EBITDA margin enhance investors’ overall understanding of its financial performance and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. As these non-GAAP financial measures have limitations as analytical tools and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliation of GAAP and Non-GAAP Results.” The Company encourages investors and others to review its financial information in its entirety and not rely on any single financial measure.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.4566 to US$1.00, the noon buying rate in effect on June 30, 2021 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred to could be converted into USD or RMB, as the case may be, at any particular rate or at all.

For investor and media inquiries, please contact:

In China:

Boqii Holding Limited
Investor Relations
Tel: +86-21-6882-6051
Email: ir@boqii.com

The Blueshirt Group

Ms. Susie Wang

Email: susie@blueshirtgroup.com

In the United States:

The Blueshirt Group

Ms. Julia Qian

Email: julia@blueshirtgroup.com

BOQII HOLDING LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of March 31, 2021	As of June 30, 2021	As of June 30, 2021
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	292,237	287,060	44,460
Short-term investments	168,546	128,678	19,930
Accounts receivable, net	45,732	74,277	11,504
Inventories, net	91,551	105,809	16,388
Prepayments and other current assets	85,261	74,613	11,556
Amounts due from related parties	11,465	34,294	5,311
Total current assets	694,792	704,731	109,149
Non-current assets:
Property and equipment, net	8,386	8,338	1,291
Intangible assets	29,537	28,540	4,420
Operating lease right-of-use assets	29,234	32,805	5,081
Long-term investments	74,330	79,232	12,271
Goodwill	40,184	40,684	6,301
Other non-current asset	4,111	4,024	624
Total non-current assets	185,782	193,623	29,988
Total assets	880,574	898,354	139,137
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities
Short-term borrowings	85,566	103,332	16,004
Accounts payable	71,848	114,384	17,716
Salary and welfare payable	6,309	4,860	753
Accrued liabilities and other current liabilities	30,055	30,096	4,661
Amounts due to related parties, current	910	10,178	1,577
Contract liabilities	3,866	3,474	538
Operating lease liabilities, current	8,063	9,639	1,493
Derivative liabilities	9,996	10,125	1,568
Total current liabilities	216,613	286,088	44,310
Non-current liabilities
Deferred tax liabilities	8,958	8,711	1,349
Operating lease liabilities, non-current	19,997	21,891	3,390
Long-term borrowings	68,075	49,674	7,693
Other debts, non-current	433,292	365,256	56,571
Total non-current liabilities	530,322	445,532	69,003
Total liabilities	746,935	731,620	113,313

Mezzanine equity
Redeemable non-controlling interests	5,946	6,086	943
Total mezzanine equity	5,946	6,086	943
Stockholders’ equity:
Class A ordinary shares (US$0.001 par value; 129,500,000 shares authorized, 54,505,108 and 54,556,503 shares issued and outstanding as of March 31 and June 30, 2021, respectively)	364	365	56
Class B ordinary shares (US$0.001 par value; 15,000,000 shares authorized, 13,037,729 shares issued and outstanding as of March 31 and June 30, 2021, respectively)	82	82	13
Additional paid-in capital	3,272,612	3,279,409	507,916
Statutory reserves	3,047	3,117	483
Accumulated other comprehensive loss	(20,172)	(28,884)	(4,474)
Accumulated deficit	(2,759,882)	(2,794,987)	(432,888)
Receivable for issuance of ordinary shares	(413,377)	(343,068)	(53,135)
Total Boqii Holding Limited shareholders’ equity	82,674	116,034	17,971
Non-controlling interests	45,019	44,614	6,910
Total shareholders’ equity	127,693	160,648	24,881
Total liabilities, mezzanine equity and shareholders' equity	880,574	898,354	139,137

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.4566 on June 30, 2021 published by the Federal Reserve Board.

BOQII HOLDING LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Three Months Ended June 30,
	2020	2021	2021
	RMB	RMB	US$

Net revenues:
Product sales	237,932	311,493	48,244
Online marketing and information services and other revenue	506	10,353	1,604
Total revenues	238,438	321,846	49,848
Total cost of revenue	(195,168)	(265,465)	(41,115)
Gross profit	43,270	56,381	8,733
Operating expenses:
Fulfillment expenses	(33,632)	(32,887)	(5,094)
Sales and marketing expenses	(34,944)	(45,485)	(7,045)
General and administrative expenses	(16,868)	(19,571)	(3,031)
Other income, net	47	12	2
Loss from operations	(42,127)	(41,550)	(6,435)
Interest income	1,716	5,187	803
Interest expense	(7,143)	(6,062)	(939)
Other gain, net	2,897	3,128	484
Fair value change of derivative liabilities	2,106	162	25
Loss before income tax expenses	(42,551)	(39,135)	(6,062)
Income taxes expenses	309	1,009	156
Share of results of equity investees	(57)	766	119
Net loss	(42,299)	(37,360)	(5,787)
Less: Net income/(loss) attributable to the non-controlling interest shareholders	279	(2,467)	(382)
Net loss attributable to Boqii Holding Limited	(42,578)	(34,893)	(5,405)
Less: Accretion on convertible redeemable preferred shares to redemption value	(35,137)	-	-
Less: Accretion on redeemable non-controlling interests to redemption value	-	(140)	(22)
Less: Deemed dividend to preferred shareholders	(12,547)	-	-
Net loss attributable to Boqii Holding Limited’s ordinary shareholders	(90,262)	(35,033)	(5,427)
Net loss	(42,299)	(37,360)	(5,787)
Other comprehensive loss:
Foreign currency translation adjustment, net of nil tax	(801)	(8,712)	(1,349)
Unrealized securities holding gains	1,195	-	-
Total comprehensive loss	(41,905)	(46,072)	(7,136)
Less: Total comprehensive income/(loss) attributable to non-controlling interests shareholders	279	(2,467)	(382)
Total comprehensive loss attributable to Boqii Holding Limited	(42,184)	(43,605)	(6,754)
Net loss per share attributable to Boqii Holding Limited’s ordinary shareholders
— basic	(4.06)	(0.52)	(0.08)
— diluted	(4.06)	(0.52)	(0.08)
Weighted average number of ordinary shares
— basic	22,238,454	67,640,952	67,640,952
— diluted	22,238,454	67,640,952	67,640,952

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.4566 on June 30, 2021 published by the Federal Reserve Board.

BOQII HOLDING LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Three Months Ended June 30,
	2020	2021
	RMB	RMB

Net loss	(42,299)	(37,360)
Fair value change of derivative liabilities	(2,106)	(162)
Share-based compensation	-	5,986
Adjusted Net Loss	(44,405)	(31,536)
Adjusted Net Loss Margin	(18.6%)	(9.8%)

	Three Months Ended June 30,
	2020	2021
	RMB	RMB

Net loss	(42,299)	(37,360)
Income tax expenses	(309)	(1,009)
Interest expenses	7,143	6,062
Interest income	(1,716)	(5,187)
Depreciation and amortization	1,750	1,928
EBITDA	(35,431)	(35,566)
EBITDA Margin	(14.9%)	(11.1%)

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.4566 on June 30, 2021 published by the Federal Reserve Board.